Alexandra Capital Corp.
300 - 2015 Burrard Street
Vancouver, British Columbia
Canada V6J 3H3

December 7, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds,
Assistant Director

Dear Sirs:

Re:	Alexandra Capital Corp. (the “Company”)
Amendment No. 1 to Form 20-FR (12g)
Filed November 2, 2015
File No. 000-55509

We write in response to your letter of November 25, 2015 regarding the above reference amended registration statement on Form 20 FR(12g). Concurrently with this response we have filed a third amendment to the registration statement addressing your comments. For your ease of reference, our responses to your comments are numbered below in a corresponding manner:

Business Overview

1. Please include the phone number of your registered office in the registration statement as required by Item 4.A.3 of Form 20-F.

Response: We have included the phone number of the Company’s registered office in the description of business.

Financial Statements for the years ending November 30, 2014 and 2013

2. We note you present audited financial statements for fiscal years ended November 30, 2013 and 2014. Please note Item 8.A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years, audited in accordance with a comprehensive body of auditing standards. Please tell us why you believe it is appropriate to only include two years of financial information.

Response: We have included our audited financial statements for the fiscal years ended November 30, 2013 and 2012 under Item 18 of our amended registration statement. Our disclosure under Items 3, 5, and 7.B has been adjusted accordingly, and exhibit 15.1 has been updated.

Note 8. Write-Off Sales Tax Receivable, page 98

3. We note your response to comment 4. You disclose $12,737 of sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended 2014. Please address the following:

  Tell us and revise to clarify in your disclosure where the balance of $12,737 was recorded on your balance sheet for the year ended November 30, 2013.

  We note in your response that on October 1, 2014 the Company received correspondence from CRA that denied the Company’s GST refunds. However, you continue to record a sales tax receivable balance of $9,214 and $688 at November 30, 2014 and August 31, 2015, respectively. Please clarify what the sales tax receivable balance recorded subsequent to the denial from the CRA represents and revise your disclosure, as necessary.

Response: Of the $12,737 written off in the 2014 fiscal year, $365 relates to balances receivable at the year ended November 30, 2013 and is disclosed in the Balance Sheet at November 30, 2013 under sales tax receivable. The balance of $12,372 relates to amounts that were previously accrued and which had been refunded to us by CRA prior to November 30, 2013. The $12,372 was therefore not reflected on our Balance Sheet for November 30, 2013. Following CRA's audit and reassessment in 2014, we must repay the $12,372 to CRA.

CRA determined that while the Company had the status of a "Capital Pool Company" it was not eligible for the sales tax refund/receivable. However, once the Company identified its Qualifying Transaction on February 24, 2014, the Company was considered to be engaged in commercial activity and therefore eligible to claim input tax credits subsequent to February 24, 2014. The sales tax receivable balance of $9,214 and $688 as at November 30, 2014 and August 31, 2015, respectively, have been appropriately recorded and reflected in the disclosure.

We trust the foregoing is in order, however please contact the undersigned should you required additional information. The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ALEXDANRA CAPITAL CORP.

Per:	/s/Blake Olafson
Mr. Blake Olafson
Chief Executive Officer